Comcast Corporation Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	Exhibit 12.1

Year Ended December 31 (in millions)	2012	2011	2010	2009	2008
Computation of Earnings:(1)
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$10,650	$8,242	$6,245	$5,170	$4,097
Fixed charges	2,798	2,755	2,366	2,529	2,649
Distributed income of equity investees	195	311	20	48	16
Less: Preference security dividend requirements of consolidated subsidiaries	(155)	(166)	(173)	(145)	(167)
Total Earnings	$13,488	$11,142	$8,458	$7,602	$6,595
Computation of Fixed charges:(1)
Interest expensed and capitalized	$2,508	$2,477	$2,134	$2,267	$2,384
Amortized premiums, discounts and capitalized expenses related to indebtedness	13	28	22	81	55
Less: preferred dividends in interest expense	(105)	(104)	(103)	(102)	(101)
Portion of rents representative of an interest factor	227	188	140	138	144
Preference security dividend requirements of consolidated subsidiaries	155	166	173	145	167
Total Fixed Charges	$2,798	$2,755	$2,366	$2,529	$2,650
Ratio of earnings to fixed charges(1)	4.82x	4.04x	3.57x	3.01x	2.49x

(1)

For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preferred security dividend is the amount of pretax earnings that is required to pay the dividends on outstanding preference securities. Interest associated with our uncertain tax positions is a component of income tax expense.

Comcast 2012 Annual Report on Form 10-K